July 12, 2017

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attention: Mr. Gus Rodriguez, Accountant Branch Chief

Re: ITAU CORPBANCA (formerly Corpbanca)
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 13, 2017
 File No. 001-32305

Dear Mr. Rodriguez:

We are submitting this letter to respond to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), contained in your letter, dated June 27, 2017 (the “Comment Letter”), in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2016 (No. 001-32305) (the “Form 20-F”), filed by Itaú Corpbanca (the “Company”) with the SEC on April 13, 2017.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the heading and numbered items contained in the Comment Letter. Each of the comments from the
Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F. All page number references in the Company’s responses are to page numbers in the Form 20-F.

Consolidated Statements of Cash Flows, F-7

The preparation of the Consolidated Statements of Cash Flows for Itaú Corpbanca and its subsidiaries focuses on maintaining a concordance with the rest of its Consolidated Financial Statements, seeking to provide information that allows investors to evaluate the changes in the entity's net assets, in accordance with its business strategy, its financial structure, as well as to issues related to its liquidity and solvency.

Accordingly, the Company discloses the cash flows from its operating, investment and financing activities, seeking to present them in the most appropriate way according to the nature of its activities, related to the banking business as well as to the services rendered by its subsidiaries (primarily related to the classification of operating activities).

The classification of cash flows according to the aforementioned activities focuses on providing information that allows different investors to evaluate the impact of those activities on the financial position of the Company, as well as on the total amount of its cash and cash equivalents.

1.
We note you classified activity financial assets available for sale and financial assets held to maturity as operating activities. Please tell us how you considered the guidance in paragraphs 15-16 of IAS 7 in classifying this activity as investing activities instead of operating activities:

We acknowledge the Staff’s comment and respectfully advise that there is a diversity in practice to classify financial assets available for sale and financial assets held to maturity in the statement of cash flows. The Company’s classification of financial assets available for sale and financial assets held to maturity as operating activities is based on the following guidance and analysis:

IAS 7 paragraph 11 states that: “an entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business, allowing users to assess the impact of those activities on the financial position of the entity and the amount of its cash and cash equivalents. This information may also be used to evaluate the relationships among those activities”.

According to the aforementioned paragraph, we understand that the guidance provided in paragraphs 15 and 16 of IAS 7 for cash flow classification is not a rigid set of rules and classification of items is a matter for judgment. Derived from our reporting circumstances and substance of our transactions; we considered that the examples provided by this guidance does not prevent us to classify the available-for-sale and held to maturity investments as operating activities as this classification is consistent with the business operations of the Company and in the way we classified the effects of these investments in the statement of comprehensive income.

Based on the banking nature of our activities, we considered that our trading and non-trading portfolio has a full inter-relationship with our loan portfolio and funding, as all these activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Company with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments, see Note 34 to our financial statements (F-173). Our held to maturity investments were classified as operating activities based on the match that these specific instruments have in relation to a specific financial debt, which was also classified as an operating activity.

In addition, based on our overall strategy, we consider that gains and losses derived from our available-for-sale and held to maturity portfolios are part of our main revenue producing activities and core business of the Company and the presentation of these items as operating activities shows consistency between our statement of comprehensive income and our statement of cash flows.

2.
We note you classified activity foreign borrowings obtained, repayment of foreign borrowings, repayment of other borrowings, receivable from repurchase agreements and payable from repurchase agreements and securities lending as operating activities. Please tell us how you considered the guidance in paragraphs 15 and 17 of IAS 7 in classifying this activity as financing activities instead of operating activities:

We acknowledge the Staff’s comment and respectfully advise that there is a diversity in practice to classify foreign borrowings obtained, repayment of foreign borrowings, repayment of other borrowings, receivables from repurchase agreements and payables from repurchase agreements and securities lending in the statement of cash flows. The Company’s classification of the aforementioned items as operating activities is based on the following guidance and analysis:

IAS 7 paragraph 11 states that: “an entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business, allowing users to assess the impact of those activities on the financial position of the entity and the amount of its cash and cash equivalents. This information may also be used to evaluate the relationships among those activities”.

According to the aforementioned paragraph, we understand that the guidance given in paragraphs 15 and 17 of IAS 7 for cash flow classification is not a rigid set of rules and classification of items is a matter for judgment. Derived from our reporting circumstances and substance of our transactions, we considered that the examples provided by this guidance does not prevent us to classify foreign borrowings obtained, repayment of foreign borrowings, repayment of other borrowings, receivables from repurchase agreements and payables from repurchase agreements and securities lending as part of the operating activities as this classification is consistent with the business operations of the Company and in the way we classified the effects of these items in the statement of comprehensive income.

Based on the banking nature of our activities, we considered that our funding has a full inter-relationship with our loan and investment portfolio, as all of these activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Company with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments, see Note 34 to our financial statements (F-173).

In addition, based on our overall strategy, we consider that a) gains and losses derived from our repurchase agreements and securities lending portfolios are part of our main revenue producing activities, and b) our cost of funding (including foreign borrowings and other borrowings) supports our core business of the Company and the presentation of these items as operating activities shows consistency between our statement of comprehensive income and our statement of cash flows.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Form 20-F; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*  *  *

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at
Av. Presidente Riesco 5537, 8th  floor, Las Condes, Santiago, Chile.

Yours truly,

_______________________
Pablo De la Cerda
Acting General Counsel
Tel: 562-2660-1831
pablo.delacerda@itau.cl

 Mr. Howard M. Kleinman
 Dechert LLP
 Tel. 212-698-3567
 howard.kleinman@dechert.com